Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
6190 Agronomy Rd, Suite 405
Vancouver, BC V6T 1Z3

Item 2:	Date of Material Change
March 28, 2014
Item 3:	News Release

March 28, 2014 - Vancouver, Canada.

Item 4:	Summary of Material Change

Cardiome today announced an affiliate has entered into an agreement with VIANEX, S.A., headquartered in Erythrea, Greece, for the commercialization and distribution of BRINAVESS™ (vernakalant IV) in Greece. Under the terms of the agreement, VIANEX has agreed to specific annual commercial goals for BRINAVESS.  Financial details of the agreement have not been disclosed.

Item 5:	Full Description of Material Change
5.1	Full Description of Material Change

See attached press release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7:	Omitted Information
Not applicable.

Item 8:	Executive Officer

Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905

Item 9:	Date of Report
April 7, 2014.

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

cardiome enters agreement with vianex s.a. to

commercialize brinavess in greece

Vancouver, Canada, March 28, 2014 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that Cardiome International A.G., a subsidiary of Cardiome Pharma Corp., has entered into an agreement with VIANEX, S.A., headquartered in Erythrea, Greece, for the commercialization and distribution of BRINAVESS™ (vernakalant IV) in Greece. Under the terms of the agreement, VIANEX has agreed to specific annual commercial goals for BRINAVESS.

“We are pleased to expand our relationship with VIANEX to include BRINAVESS in addition to AGGRASTAT,” said Karim Lalji, Cardiome’s Chief Commercial Officer. “Given the strong relationship that was already in place with Correvio prior to Cardiome’s acquisition of the company, it made sense to expand the alliance to include BRINAVESS. VIANEX achieved impressive results with AGGRASTAT in this challenging market, and we strongly believe it has the ability to duplicate those results with BRINAVESS. Greece is a key growth market for BRINAVESS where pharmacological cardioversion plays a significant role in the management of patients with recent-onset atrial fibrillation (AF). ”

“We are excited to expand our relationship with Cardiome and include BRINAVESS in our product offerings,” said Paul Giannacopoulos, VIANEX’s Chairman and CEO. “BRINAVESS is a great fit in our well established hospital products line, and we are delighted that Cardiome has given us the opportunity and trust to commercialize and deliver to our hospital customers such an important therapeutic option for the rapid treatment of patients suffering from recent-onset AF.”

The initial term of this commercial agreement is for the duration of three years, and is renewable for another three year term thereafter. Financial details of the agreement have not been disclosed.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About VIANEX S.A.

VIANEX is a worthy exponent of the Greek industrial and commercial creativeness, in its sector. Having unique productive capabilities and a workforce of more than 1.100 employers, it covers the entire spectrum of manufacturing and distributing pharmaceuticals products and continuously upgrades the range of the services rendered to the market. Its financial strength, as it is depicted yearly by its impressive economic results and investments, places VIANEX among the most reliable and efficient companies in Greece. The innovativeness of the Company's culture as well as the implementation of a large-scale investment programme, allow VIANEX to creatively plan for new strategic alliances of international orientation.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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